SHARE TRANSFER AGREEMENT DUE TO THE PERFORMANCE OF AN AGENCY WITHOUT REPRESENTATION RELATIONSHIP

By this document it is formalized the Share Transfer Agreement due to the Performance of an Agency without Representation Relationship (hereinafter, the "Agreement") entered into by and between:

On one side, as **AGENT**:

- **CARLOS ARMANDO BALLÓN BARRAZA**, identified with DNI Nº 07791493; and

On the other side, as a **MANDATOR**:

- **DORATO RESOURCES INC.**, a company incorporated in Canada, duly represented by its President Mr. Anton J. Drescher.

Hereinafter the **AGENT** and the **MANDATOR** will be jointly referred to as the **PARTIES**.

With the intervention of:

- **COMPAÑÍA MINERA LA LUMINOSA S.A.C.** (hereinafter "**LA LUMINOSA**"), a closely held corporation incorporated and existing under the laws of Perú by Public Deed dated August 23, 2011, granted before Public Notary of Lima, Manuel Noya de la Piedra, and duly registered in entry No. 12714012 of the Public Registry of Lima, with domicile at Av. De la Floresta, 497, Piso 5, San Borja, Lima, Peru, represented by its General Manager, Carlos Armando Ballón Barraza, identified with DNI Nº 07791493.

- **VALENTIN PANIAGUA JARA**, identified with DNI Nº DNI Nº07270282.

The Agreement is entered into under the terms and conditions contained in the following clauses:

FIRST CLAUSE: BACKGROUND

1.1. The **AGENT** received an assignment to act as agent without representation of the **MANDATOR** in relation to the incorporation of **LA LUMINOSA**. In compliance of said assignment, the **AGENT,** jointly with Mr. Valentin Paniagua Jara, proceed to incorporate **LA LUMINOSA,** which shares, hence, are registered under the name of the **AGENT** and Mr. Valentin Paniagua Jara, even though their real owner its the **MANDATOR.**

1.2. In that vein, the **MANDATOR** is the real owner of all the shares issued by **LA LUMINOSA**, which capital amounts is S/. 100.00 divided into 100 shares par value S/. 1.00 each, fully subscribed and paid.

1.3. Said shares are represented in the following share certificates:

Shareholders	Number of Shares	Share Certificate No.
Carlos Armando Ballón Barraza	99	001

Valentín Paniagua Jara	1	002
TOTAL	**100**	

1.4. The **AGENT**, in compliance with said agency without representation relationship and in accordance with article 1810 of the Peruvian Civil Code, wishes to transfer to the **MANDATOR** all shares issued by **LA LUMINOSA** registered under his name.

1.5. Notwithstanding with the aforementioned on point 1.4, in order to comply with article 4 of the General Corporate Law that establishes as a requisite for the existence of a company to have at least two (2) or more shareholders, it's the **MANDATOR**´s wish that Mr. Valentin Paniagua Jara remains as the holder of one (1) share of **LA LUMINOSA.**

SECOND CLAUSE: **<u>SUBJECT MATTER OF THE AGREEMENT</u>**

2.1 Hereby, the **AGENT**, in compliance with the agency without representation relantionship mentioned in the first clause of this Agreement, and in accordance with the **MANDATOR**´s wish mentioned in point 1.5 above, proceeds to transfer in favor of the **MANDATOR**, and the **MANDATOR** acquires from the **AGENT** all the shares of **LA LUMINOSA** registered under his name (hereinafter, the "**SHARES**").

2.2 As a consequence of the transfer of the **SHARES**, the corporate ownership structure, is as follows:

Shareholders	Number of Shares	Share Certificate No.
MANDATOR	99	003
Valentin Paniagua Jara	1	002
TOTAL	**100**	

2.3 The transference of the **SHARES** includes all the rights and benefits inherent to them, without any reserve or limitation.

2.4 The **PARTIES** agree that the transference of the **SHARES** will be executed when both **PARTIES** subscribe this Agreement. For such effects, the signature of both **PARTIES** at the end of this document will be sufficient evidence.

THIRD CLAUSE: **<u>PROVISION OF RESOURCES FOR THE AGENCY</u>**

The **AGENT** acknowledges that the funds for purposes of performing the assignment matter of the agency without representation relationship, including the payment of the shares and all the other expenses related to the incorporation of **LA LUMINOSA**, were provided to his complete satisfaction by the **MANDATOR**, so the **AGENT** have nothing to demand from the **MANDATOR** for the transference of the **SHARES** or for any other concept.

FOURTH CLAUSE: **<u>REPRESENTATIONS AND WARRANTIES OF THE AGENT.</u>**

The **AGENT** declares and guarantees the following:

a) That he became formal owner of the **SHARES** as a consequence of the agency without representation relationship. The **SHARES** are currently registered under his name in the Stock Ledger of **LA LUMINOSA**, free of any lien, pledge, seizure or any other encumbrance, judicial order, contract or action that may affect the property or rights of the shares of **LA LUMINOSA**. In any case, the **AGENT** is responsible for any necessary desencumbrance or clearing, according to law.

b) That the transfer of the **SHARES** includes not only the property of the **SHARES** but all the rights and benefits inherent to them, without any reserve or limitation.

FIFHT CLAUSE: **WAIVER OF THE FIRST REFUSAL RIGHT**

Hereby, Valentin Paniagua Jara, waives expressly and irrevocably, the right of first refusal of the **SHARES** established by **LA LUMINOSA**'s Bylaws and give his full consent to the transfer of the **SHARES** in favor of the **MANDATOR**, in accordance to the provisions of this Agreement, without further evidence that his signature on this document.

SIXTH CLAUSE: **ISSUING OF NEW SHARE CERTIFICATES**

LA LUMINOSA intervenes in this Agreement in order to: (i) register in its Stock Ledger the transfer of the **SHARES** in favor of the **MANDATOR**; (ii) cancel Share Certificate No. 001 which represent the **SHARES;** and, (iii) issue a new Share Certificate in favor of the **MANDATOR**, as agreed in this Agreement.

Also, **LA LUMINOSA** declares that all law and Bylaws requierements in order to formalize the transference of the **SHARES** and for this transference to be valid and enforceable have been fullfiled.

SEVENTH CLAUSE: **INTERPRETATION AND APPLICABLE LAW**

This Agreement, its interpretation, fullfillment and execution are governed by the laws of the Republic of Peru.

EIGTH CLAUSE: **ARBITRATION**

Any trial or controversy derived from or related to this Agreement will be solved through arbitration, in accordance with the Arbitration Rules of the Arbitration Center of the Chamber of Commerce of Lima, to whose norms, administration and decision the parts subdue themselves, declaring to know them and accept them in their integrity.

Signed in three copies, one for the **MANDATOR**, another for the **AGENT** and another for **LA LUMINOSA,** on September 26th, 2011

Carlos Armando Ballón Barraza DNI Nº 07791493	**Compañía Minera La Luminosa S.A.C.** Carlos Armando Ballón Barraza General Manager
Dorato Resources Inc. Keith Henderson President	**Valentin Paniagua Jara** DNI Nº07270282

Mr. Notary:

Please include in your Public Deed Registry the following Mining Transfer for Exploration and Transfer Option Contract (the "Contract") entered into on one hand by **Sociedad Minera de Responsabilidad Limitada La Luminosa of Cajamarca**, registered in Entry No. 20000715 of the Legal Company Book of Registration Area V - Trujillo Public Registry Office, with Unified Taxpayer's No. 20233070905, with legal domicile for purposes of this contract at Jr. Bambamarca No. 354 – second floor, in the city, district, province and department of Cajamarca, duly represented by its General Manager, Manuel Salazar Cotrina, identified with National Identity Document No. 26633676, according to power of attorney granted through a Document of the General Partners Meeting dated five (05) September 2011, which you Mr. Notary will include as part and parcel of the Public Deed resulting from this draft copy, (the "Holder"); and on the other, by **COMPAÑÍA MINERA LA LUMINOSA S.A.C.**, registered in Entry No. 12714012 of the Lima Legal Entity Registry, Registry Area No. IX – Lima Public Registry Office, with Unified Taxpayer's No. 20544829735, duly represented by its representative, Valentín Paniagua Jara, identified by National Identity Document (DNI) No. 07270282, according to power of attorney registered in the abovementioned Electronic Entry and Registration Office, domiciled for these purposes at Av. De la Floresta No. 497, 5th Floor, San Borja, Lima (the "COMPANY"); under the following terms and conditions:

CLAUSE ONE.- DEFINITIONS

The following terms beginning with a capital letter used hereof will have the following meanings:

Mining Concession: The mining concession called "La Luminosa" with Unified Code No. 03001507X01, with an extension of 391 hectares, metallic, located in the Districts of Sorochuco and Sucre, Province of Celendin, Department of Cajamarca and registered on behalf of the Holder in Registry Entry No. 20002967 of the Mining Rights Book of Registration Area V – Trujillo Public Registry Office, with the following UTM coordinates:

VERTEX	NORTH	EAST
01	9226757.673	800996.646
02	9224496.088	801416.989
03	9224185.400	799745.383
04	9226446.985	799325.040

Transfer Contract: Shall have the meaning assigned to it in Paragraph 5.1.

Contract: Shall have the meaning assigned to it at the beginning hereof.

The Holder: Shall have the meaning assigned to it at the beginning hereof.

Inception Date of Works: Shall have the meaning assigned to it in Annex A hereof.

Force Majeure: Shall have the meaning assigned to it Paragraph 6.3.

IGV: General Sales Tax.

Confidential

Information:	Shall have the meaning assigned to it Paragraph 6.6.
General Mining Law:	The Unified Consolidated Text of the General Mining Law, approved by Executive Decree 014-92-EM and other regulating, amending, supplementing, superseding and related rules.
Option:	Shall have the meaning assigned to it Paragraph 3.1.
Parties:	The Holder and the COMPANY.
Transfer Term:	Shall have the meaning assigned to it Paragraph 5.3.
Transfer Price:	Shall have the meaning assigned to it Paragraph 3.2(a).
Royalty:	Shall have the meaning assigned to it Paragraph 4.1.
Environmental Regulation:	The Environmental Regulation for Mining Exploration Activities approved by Executive Decree No. 020-2008-EM and supplementing, amending and related rules or any other legal provision superseding, regulating, supplementing or modifying it in the future.
The COMPANY:	Shall have the meaning assigned to it at the beginning hereof.

CLAUSE TWO.- STATEMENTS AND OBLIGATIONS

2.1 The Holder states, guarantees and is bound before the COMPANY to the following:

(a) This Contract is valid and has been effectively approved and authorized by the corporate bodies corresponding to the Holder, thus complying with all corporate agreements and other acts required for the conclusion and observance hereof.

(b) To date of subscription hereof, the Holder is the sole and exclusive holder of 100.00% of the Mining Concession.

(c) The Mining Concession has a definite title, which is in force, free of contingencies, burdens and liens and there are no court or out-of-court measures or agreements that could affect or limit its free transfer or the conclusion hereof. Payments for entry into force rights and mining penalties corresponding to the year 2011 have been made as well as all other formal and substantial obligations applicable to the Mining Concession, as per the law.

(d) During the ordinary Mining Concession procedure, the concessionaire has complied with every law, regulation, authorization, license or permit related to mining activities. Likewise, the concessionaire has not infringed any regulation in relation to the protection of the environment, including the Environmental,

mining safety and hygiene Regulation or any other legal regulation that could affect the Mining Concession.

(e) During the life hereof, it will not be agreed, allowed or ordered under any title whatsoever, either by action or omission, to create or maintain any right of the creditor, court or out-of-court measure, lien, burden, right in *rem* or personal right over the Mining Concession, fully or partly, or over any part or parcel or accessory part of the Mining Concession that affects or could affect the Mining Concession or the Contract, with the exception hereof, or carry out activities of any kind in the Mining Concession, subject matter hereof, or compromise the validity, existence or title of the Mining Concession and shall agree to clear the title to the full extent of the law.

(f) The Holder will be liable for any loss, costs, expenditures, damages or obligations that could arise from activities carried out by the Holder or assignees, contractors and sub-contractors of the Holder in the Mining Concession, prior to the date Works Begin referred to in Clause Five hereof, pursuant to the legislation in this matter.

(g) To date of subscription hereof, all information related to the Mining Concession in its possession or control has been delivered or made available to the COMPANY.

(h) By signing this Contract and/or executing its obligations pursuant to the terms thereof, the Holder does not violate, infringe or non-complies or will not violate, infringe or non-comply any other agreement, contract or obligation.

(i) It will not be the owner or holder of surface grounds or constructions in the Mining Concession area.

2.3 The COMPANY declares, guarantees and is bound before the Holder to the following:

(a) To defend, hold harmless and release the Holder from all liability or obligation, loss, costs, expenses or damages arising from activities carried out by the COMPANY, its contractors and sub-contractors as of the date Works Begin referred to in Clause Five hereof, pursuant to the legislation in this matter.

(b) By signing this Contract and/or executing its obligations pursuant to the terms thereof, the COMPANY does not violate, infringe or non-complies or will not violate, infringe or non-comply with any other agreement, contract or obligation.

(c) To faithfully and timely perform legal obligations related to the Mining Concession as of subscription of the public deed resulting from this draft copy.

(d) To carry out mining activities by fully observing all applicable regulations in the Peruvian legislation, complying with the terms and regulations of leases, permits, authorizations, concessions, mining claims, licenses and other agreements related to the Mining Concession, and in particular to strictly follow provisions established in the Environmental Regulation.

(e) To yearly submit to the Holder within a term of fifteen (15) calendar days after the end of each contractual year, a full report on the progress made in

exploration woks developed at the Mining Concession, including a copy of all results obtained in exploration, including the geologic information generate, either written, drawn, printed or in digital form and all studies, drawings, economic analyses with all the interpretations, core samples and samples obtained from explorations carried out at the Mining Concession, without any additional consideration. It is established the COMPANIA will not make any statement or guarantee the accuracy, detail or extension of such.

CLAUSE THREE.- MINING OPTION

3.1 In virtue hereof, the Holder grants the COMPANY an exclusive and irrevocable transfer option for a 60-day period of time, counted as of Inception Date of Works referred to in Clause Five hereof, so the COMPANY can decide, at its sole discretion, to purchase the Mining Concession, including the part and parcel and accessory parts and everything that in fact and in law correspond to it or could correspond to them, without reserve or limitation whatsoever (the "Option").

3.2. In order to exercise the Option, the COMPANY should have fully and timely complied with the following:

(a) Pay the Holder a total of US$ 6,000,000.00 (SIX MILLION DOLLARS OF THE UNITED STATES OF AMERICA) (the "Transfer Price"), according to the payment schedule included in Annex A hereof. The Parties agree that the aforementioned payment schedule can be speeded up at the sole decision of the COMPANY.

(b) In order for the Option to be understood as exercised, the COMPANY should send a notarial communication to the Holder informing of its will in this respect. The Holder states that, after verifying the timely payment in its favor pursuant to Paragraph 3.2(a) and after the Holder receives the notarial communication stated above, the transfer of the Mining Concession will be automatically concluded in favor of the COMPANY, in which case payments made pursuant to Paragraph 3.2(a) above will constitute the transfer price for the Mining Concession.

(c) Likewise, the Parties agree that in case the COMPANY exercises the Option, the Holder shall subscribe a public deed in which the transfer of the Mining Concession in favor of the COMPANY will be placed on the record. The subscription of the abovementioned public deed constitutes the Holder's reciprocal obligation to the obligation agreed in Paragraph 3.2(a). The Holder shall comply with the subscription of the indicated public deed against the payment of the Transfer Price balance pending payment to date the Option is exercised.

3.3. The Option term indicated in Paragraph 3.1 is mandatory for the Holder and voluntary for the COMPANY. Consequently, the COMPANY can terminate this Option for any reason and without expressing cause at any time by just sending a notarial communication to the Holder or in case the Option term indicated in Paragraph 3.1 has expired without the COMPANY having exercised the option, it will be understood for all legal purposes that the COMPANY has terminated the Option. In case this Option is terminated, the Parties are obliged to carry out any act and subscribe any

other public or private document needed to formalize and register the termination of the Option, in a period of time no greater than 30 days after the COMPANY has received the Holder's requirement in writing.

<u>CLAUSE FOUR</u>.- ROYALTY IN FAVOR OF THE HOLDER

4.1 When the Holder grants the public deed in which the transfer of the Mining Concession is registered as indicated in Paragraph 3.2(c) in favor of the COMPANY as a result of exercising the Option, the Parties will place on the record in such public deed the constitution of a royalty in favor of the Holder equivalent to US$4.00 (FOUR DOLLARS OF THE UNITED STATES OF AMERICA) per ounce of gold obtained and sold from the Mining Concession for up to a maximum accrued amount of US$2,000,000.00 (TWO MILLION DOLLARS OF THE UNITED STATES OF AMERICA) (the "<u>Royalty</u>").

4.2 The Royalty will be paid every quarter since its constitution, taking into account the number of gold ounces sold during the quarter in question. The payment will be made within 30 calendar days following the due date of the quarter in question.

4.3 The COMPANY should keep books and registries that show reliably and in detail the estimates and payments of the Royalty. The COMPANY will provide the Holder copies of data in relation to the Royalty estimate together with its payment.

4.4 All notifications or communications, hereinafter, will be made according to what is foreseen hereof. Likewise, al information and data provided hereinafter should be subject to what is foreseen in Paragraph 6.6 hereof.

4.5 The Parties agree that the Royalty will be automatically extinguished on the date that the accrued amount of the sums paid in favor of the Holder total the amount of US$2,000,000.00 (TWO MILLION DOLLARS OF THE UNITED STATES OF AMERICA).

4.6 Once the Royalty is constituted in favor of the Holder, this will be registered in the Mining Concession registration entry with the purpose of fully protecting and defending the Holder's rights and interests in face of third parties. Likewise, the Holder is obliged to sign all the necessary public and private documents to place on the record the extinction of the Royalty within 10 calendar days following the written requirement from the COMPANY in this sense, provided the maximum accrued amount of US$2,000,000.00 (TWO MILLION DOLLARS OF THE UNITED STATES OF AMERICA) indicated in Paragraph 4.5 has been completed.

<u>CLAUSE FIVE</u>.- MINING TRANSFER:

5.1 Pursuant to Article 166 of the General Mining Law, the Holder transfers the Mining Concession in favor of the COMPANY, for exclusive exploration purposes and for the period of time indicated in Clause 5.3 (the "<u>Transfer Contract</u>"). As a result of the Transfer Contract, the COMPANY will take over all rights and obligations the Holder has in relation to the Mining Concession.

5.2. The Parties mutually agree that the compensation for the mining transfer, object of the Transfer Contract, is for a total of US$ 100.00 (ONE HUNDRED DOLLARS OF THE UNITED STATES OF AMERICA), which includes the IGV that will be paid by the COMPANY on date of subscription of the public deed resulting from this draft copy.

5.3. The term of the Transfer Contract is 60 months, counted as of Inception Date of Works ("Transfer Term"), provided the Option referred to in Clause Three is in force. The Transfer Term is mandatory for the Holder, as long as the Option is in force and voluntary for the COMPANY. Consequently, the COMPANY can terminate the Transfer Contract at any time by sending a notarial communication to the Holder in this respect.

5.4. The Option term and the Mining Concession Term established in Paragraphs 3.1 and 5.3 respectively, will run parallel as of Inception Date of Works referred to in Clause Five hereof.

5.5. The COMPANY is authorized to carry out the following:

(a) Start exploration, surface and underground works (including drilling), on the Mining Concession at any time, pursuant to the programs and budgets it determines, and start the necessary formalities before competent authorities in order to develop its activities. The COMPANY will execute exploration works at the Mining Concession on his own account, liability and at its entire discretion, directly or through mining contractors it appoints.

(b) Obtain from the Mining Concession, mineral samples or other materials it deems reasonable for an adequate assessment of such, being authorized to freely dispose of them at its discretion. In the case of core samples and/or samples obtained from drillings, the COMPANY is authorized to freely dispose of up to 50%, and should keep the conformity control pursuant to the General Mining Law.

(c) Use any method for mining exploration known at present or to be developed in the future, provided it is duly authorized according to effective regulations of the Republic of Peru, as well as carry out other related or inherent activities to the aforementioned exploration and assessment works.

(d) Enter the Mining Concession and use each and every right of way and access roads, including those enjoyed by the Holder.

(e) Build, use, maintain, repair, relocate or replace roads, drilling sites, buildings, fences, power and communication lines, structures, camps, field offices and other facilities or infrastructure, if any, that could be of help or are convenient for the COMPANY in conducting exploration activities. For such purpose, the COMPANY can place all equipment, machinery, tools and assets it deems convenient to carry out geologic, mining and metallurgic studies and exploration works it deems necessary.

5.6. The COMPANY is obliged to:

(a) Strictly observe environmental provisions foreseen in the effective Environmental Regulation.

(b) Cover all expenses linked to work or preservation of the Mining Concession.

(c) Perform other obligations arising hereof, the laws in this matter, and specially the General Mining Law and their regulating, supplementing, complementing, modifying and/or superseding rules, as well as the Environmental Regulation.

(d) As of the signature of the public deed resulting from this draft copy, the COMPANY will pay the corresponding good standing fee corresponding to the Mining Concession and the applicable mining penalty, if applicable, in relation to the year *2012* and henceforth, according to the effective legislation. Payments should be made at banking entities authorized by INGEMMET before 30 April of each year and according to the Mining Registration updated to payment year, and sending a written communication to the Holder on the following seven (7) calendar days, enclosing a copy of the duly paid payment receipt.

5.7 The COMPANY will submit to the mining authority or to any office of the Ministry of Energy and Mines or other authority, the sworn statements and other documents whose submission correspond or was requested or required by the law or authority. Likewise, the Company will submit the Holder a copy of all the documents submitted to the administrative authorities in compliance with the obligations it assumes as assignee of the Mining Concession, within fifteen (15) days of having submitted them.

5.8. The COMPANY will assume the sole responsibility in relation to environmental and social obligations that could be generated by mining activities it carries out in virtue hereof. Environmental obligations that correspond to the COMPANY in virtue hereof as well as those arising from the application of legal and regulatory rules corresponding to activities to be carried out at the Mining Concession will be kept in force even after the rescission or termination for any reason of the Contract until the COMPANY has adequately performed such obligations.

5.9. Obtain permits and/or agreements on the use of surface grounds where the Mining Concession, object of the Contract, is located.

5.10. The following are causes for terminating the Transfer Contract:

(a) Non-performance of any of the COMPANY'S obligations established in Paragraph 3.2(a) hereof, after 15 days of payment requirement made by the Holder without the payment having been made.

(b) The decision adopted by the COMPANY to terminate the Transfer Contract pursuant to Clause 5.3.

(c) Termination of the Option by the COMPANY, according to what is established in Paragraph 3.3.

(e) Expiration of the Transfer Term without it having been extended or exercised the Option.

Subparagraphs included in this Paragraph 5.10 constitute rescission conditions by law of the Transfer Contract, in which case Article 1430 of the Civil Code will be applied to rescind the contract. Termination will result by law when the Holder sends a notarial communication to the COMPANY stating it wants to make use of this Paragraph.

5.11. In any termination case of the Transfer Contract, the Parties establish that both the Transfer and the Option are terminated and are obliged to carry out any act and subscribe any other necessary public and/or private document in order to formalize and register the termination of the Transfer Contract, in a period of time no greater than 30 calendar days after such termination occurs.

5.12. Once the Transfer Contract is terminated, the obligation of the COMPANY to pay the good standing fee and the mining penalty applicable to the Mining Concession will automatically cease, as well as any other obligation of the COMPANY established hereof that are not due to date of termination or rescission hereof, with the exception of what is foreseen in the following Clause 5.13.

5.13. Within 90 calendar days following the termination of the Transfer Contract, the COMPANY has to:

(a) Withdraw all machinery, equipment, tools, vehicles and other accessory assets that the COMPANY would have placed at the Mining Concession, provided this withdrawal does not compromise the stability and safety of mining tasks.

(b) Submit all studies and reports made on the Mining Concession to the Holder, charge-free, and pending delivery according to Paragraph 2.3(e) and also any improvement that cannot be withdrawn from the Mining Concession without being damaged.

(c) Sign all the necessary private and public documents so the Holder can freely make use of the Mining Concession.

5.14. The Holder, at its own cost and risk, can visit the Mining Concession with a frequency of up to 4 times a year, sending a notice of such visit with an anticipation of no less than 48 hours. In no case will these visits generate interruptions, stoppages or disturbance to mining works executed by the COMPANY at the Mining Concession. Likewise, the Holder will have access to results obtained from exploration works at the Mining Concession at the COMPANY offices, or in the Mining Concession area, as applicable.

5.15. The Parties state that all Transfer and Option payments made by the COMPANY to date of rescission or termination hereof, will be to the benefit of the Holder without the latter having any obligation to return any sum for these concepts.

CLAUSE SIX.- COMMON PROVISIONS

6.1 Applicable Legislation

The Parties subordinate themselves to the stipulations contain hereof and additionally, to provisions in the General Mining Law as well as to regulations in the Civil.

6.2 Solution of Controversies

Any controversy, disagreement or claim between the Parties, arising out of or relating to this contract, including those in relation to its arbitratrion clause, will be settled by an arbitration court, made up by three members who will be appointed according to

what is stipulated in the Lima Chamber of Commerce Arbitration Center Rules. The Parties agree to unconditionally subject themselves to the rules, administration and decision of such center, stating they are knowledgeable in this respect and fully accept them.

Arbitration will be administered according to the law and developed under the organization and administration of the Lima Chamber of Commerce Arbitration Center entities, according to its rules. The arbitration court shall settle any questionings referring to its competence through a partial award, previous to the controversy itself.

The award rendered in the arbitration process will be unappealable and final. The party that deems convenient to contest the award through an annulment resource before the Judiciary shall include in its claim a binding letter of guarantee from a bank in the Peruvian banking system, which is irrevocable and of automatic execution for the amount the judge has ordered to pay, in favor of the counterpart, or in case the claim has an undetermined amount, the arbitration court shall establish in the award the amount of such guarantee.

For any intervention of judges and ordinary courts within the arbitration process, the Parties will expressly subject themselves to the jurisdiction of judges and courts of the city of Lima, and waiver to the jurisdiction of their domiciles.

6.3. Acts of God or Force Majeure

All obligations and terms contained hereof can be suspended due to acts of God or force majeure (indistinctly called "Force Majeure"). The suspension will last as long as the Force Majeure lasts. In case of Force Majeure, the COMPANY will immediately send a notarial communication to the Holder informing of the Force Majeure situation. The communication shall include the nature of the event or act, the reasons and the estimated duration period of the suspension. The COMPANY will reassume its obligations as soon as it is reasonably possible, in which case it will send a notarial communication to the Holder in this sense.

Force Majeure refers to an extraordinary event, unforeseeable and irresistible, and even if it were foreseeable or resistible, is out of the reasonable control of the COMPANY, and which prevents, stops or delays the execution of the corresponding obligation, including but not limited to, acts of God, strikes, at a regional or national level, government decisions or government entities that restrict or affect the development of works foreseen in the Mining Concession; judicial, administrative or arbitration rulings or decisions of any rank or hierarchy; impossibility to acquire any license or permit which is necessary for exploration and exploitation works at the Mining Concession; impossibility to obtain any right of way or use on surface grounds necessary for exploration or exploitation works at the Mining Concession; any suspension or standstill of exploration or exploitation activities in virtue of the impossibility of exercising rights of way and/or use of surface grounds necessary for executing the Investment in Exploration; acts of war, whether declared or not, terrorism, terrorist activities, civil commotion or war, unrest, insurrection or rebellion; fire, explosions, earthquakes, natural disasters, storms, floods, droughts, adverse weather conditions with the exception of those considered normal, not arising from actions carried out by the COMPANY.

6.4. Notifications

Any notification, bid, summons, petition, and in general, any communication between the Parties in relation hereto, will be made in writing to the addresses indicated in the introduction to this Contract, and will be considered as known on the date receipt of such has been acknowledged or delivered through a notary. If reception was not made on a working day, it will be considered as received on the following working day. Any change in address, telephone or fax number will be communicated through a notary or through a reliable source acknowledging receipt, five days in advance. Failure to comply with this requirement will result in sending the communications to the previous address.

6.5. Confidentiality

All data, reports, registries and other information of any type developed or acquired by the Holder or by the COMPANY in relation hereto, will be treated as confidential ("Confidential Information"). Confidential Information will not be revealed or disclosed in any way to third parties without the previous written consent of the Holder and the COMPANY. The previous restrictions will not be applied to the dissemination of Confidential Information to any branch, to any financial entity or institution, to any contractor or subcontractor that could be hired by the Holder or the COMPANY and to the Holder and COMPANY's employees and consultants. In any of the previous cases, the Parties will only disclose the Confidential Information the third party should legally need to know. The third party will previously agree in writing to protect the confidential nature of such information, at least up to where the Party is obliged to do so in virtue of this Paragraph 6.6. Previous restrictions will not be applied to Confidential Information which is otherwise of public knowledge.

In case it is required for the Holder or the COMPANY to disclose Confidential Information to any competent government entity and/or government offices, up to where the law requires or in response to a legitimate request for such Confidential Information, the Holder or the COMPANY, as required, once the request has been made, should immediately notify the COMPANY or the Holder of such requirement, as well as the terms of such before disclosing the Confidential Information. The COMPANY or the Holder, as applicable, shall have the right to object such disclosure before the competent entity and to request a reserved treatment of the Confidential Information to be disclosed, on the terms the COMPANY or the Holder, according to the case, determines, at its sole discretion, except for information stipulated by competent government entities.

The Holder will not make announcements, press releases or disclose information regarding this Contract, including Confidential and non-confidential Information, without the previous written consent of the COMPANY, in relation to the contents and opportunity of such. Announcements, press releases or any disclosure of information regarding the Mining Concession or this Contract made by the COMPANY should be previously communicated in writing to the Holder, in relation to the contents and opportunity of such.

The parties agree that on date when the Contract is terminated or rescinded, the Holder's confidentiality obligation indicated above will be null and void.

6.7. Expenses

The COMPANY will pay all the necessary notarial and registration expenses to perfect this draft as a public deed and register it in the Public Registry.

6.8. Contract Interpretation

For purposes of interpreting this Contract, the following will be understood:

(a) Except if the context requires an interpretation in another sense, reference to any Clause, Paragraph or Annex shall mean the Clause, Paragraph or Annex in this Contract;

(b) Headings used in each Clause and sometimes in each Paragraph, are only referential and do not have any effect whatsoever on the interpretation of the contents and scope of this Contract and such Clause or Paragraph.

(c) Any numbering or list of concepts with the disjunctive conjunction "or" includes one, some or all elements of such numbering or list; and any numbering or list of concepts with the copulative conjunction "and" includes each and every element of such numbering or list; and

(d) Any failure to act by the Holder in relation to the rights it enjoys by virtue of this Contract will not be considered as a waiver of such.

Please Mr. Notary, add the clauses stipulated by law, grant the corresponding public deed and send the corresponding parts to the competent Public Registry Office in order to register this Contract in the Public Registry.

16 September 2011

COMPAÑÍA MINERA LA LUMINOSA S.A.C.
Valentín Paniagua Jara
Representative

Sociedad Minera de Responsabilidad Limitada La Luminosa de Cajamarca
Manuel Salazar Cotrina
General Manager

Annex A

Payment Schedule

US$50,000.00 not including IGV.	On date of subscription of the public deed resulting from this draft copy.
US$200,000.00 not including IGV.	On date the COMPANY begins diamond drilling works at the Mining Concession, which shall be considered as executed on date the COMPANY sends a notarial communication to the Holder informing on the beginning of the indicated diamond drilling works (the "Inception Date of Works").
US$400,000.00 not including IGV.	No later than 12 months as of Inception Date of Works.
US$600,000.00 not including IGV.	No later than 24 months as of Inception Date of Works.
US$900,000.00 not including IGV.	No later than 36 months as of Inception Date of Works.
US$1,200,000.00 not including IGV.	No later than 48 months as of Inception Date of Works.
US$2'650,000.00 not including IGV.	No later than 60 months as of Inception Date of Works.